UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-34656

H World Group Limited

(Registrant’s name)

No. 1299 Fenghua Road

Jiading District

Shanghai
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Closing of ADSs Offering

H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (the “Company”), a key player in the global hotel industry, on January 12, 2023 closed its previously announced underwritten public offering (the “Offering”) of 6,190,000 American depositary shares (“ADSs”), each representing ten ordinary shares of the Company, at a price of US$42.0 per ADS. The Company granted the underwriters in the offering a 30-day option to purchase up to an aggregate of 928,500 additional ADSs from the Company.

Goldman Sachs (Asia) L.L.C. and UBS Securities LLC acted as joint underwriters for the Offering.

The Offering has been made only by means of a prospectus supplement and an accompanying prospectus included in the Company’s Form F-3ASR which was filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective on January 10, 2023. The registration statement on Form F-3ASR and the prospectus supplement are available at the SEC’s website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from: (i) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; and (ii) UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, U.S.A., by calling 1-888-827-7275 or by email at ol-prospectus-request@ubs.com.

This current report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H World Group Limited
(Registrant)

Date: January 13, 2023	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors

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